NASDAQ Premium Income & Growth Fund Inc.

FILE # 811-21983

ATTACHMENT 77C - Submission of matters to a vote of security holders

During the six-month period ended June 30, 2009, the shareholders of NASDAQ Premium Income & Growth Fund Inc. voted on the following proposals. On December 19, 2008, a special meeting of shareholders’ was adjourned with respect to the proposals until January 23, 2009, at which time they were approved. A description of the proposals and number of shares voted are as follows:

Shares Voted

Shares Voted

Abstentions/

For

Against

Broker Non-Votes

To approve a new investment

advisory and management agreement

for the Fund.

7,368,138

243,740

1,598,477

To approve a new investment

subadvisory agreement for the Fund.

7,344,000

254,835

1,611,520